News Release
                                ------------
                     LA-Z-BOY HAD HIGHER SALES, LOWER PROFITS
                               IN SECOND QUARTER

MONROE, MI., November 4, 1997: La-Z-Boy Incorporated continued reaching record levels of quarterly sales; while profits rebounded from the first quarter.

Financial Details
-----------------
    For the second quarter ended 10/25/97, sales reached $293.2 million, up 8% from last year's second quarter of $271.6 million. Operating profit was $27.4 million vs. $25.5 million. Net income was $16.8 million vs. $15.3 million, and net income per share was $0.94 vs. $0.84.

    For the six months ended 10/25/97 sales were $506.5 million, up 7% from last year's first half of $473.8 million. Operating profit was $30.2 million vs. $33.5 million. Net income was $18.5 million vs. $19.8 million, and net income per share was $1.04 vs. $1.09. (About $0.10 of the $0.15 decline in first quarter net income per share was due to La-Z-Boy's largest customer, Montgomery Ward, declaring bankruptcy.)

Short Term Sales Trends are Good:
--------------------------------
    Sales order backlogs as of today and recent short term trends in sales orders indicate that November's and December's shipments over comparable prior year months will be above the 8% second quarter increase. The strength in sales extends across most product lines and divisions

Marketing
---------
    The recently completed International Home Furnishings Market in High Point, North Carolina featured a broad spectrum of introductions from England/Corsair, "Cadence", a lifestyle occasional collection from Hammary, and "American Artifact", an updated "mission" look from Kincaid. La-Z-Boy Residential introductions included deluxe massage recliners with built-in telephones and digital answering machines aimed at today's "high tech" customers and significant enhancements to the reclining sofa category.

    The La-Z-Boy brand recently placed 9th out of 260 household brands in a study by HFN magazine. (The next highest furniture manufacturer placed 32nd.) To continue building the power and the strength of the La-Z-Boy name, the Residential Division recently launched an extensive national magazine advertising campaign in the nation's most widely read women's magazines and home decorating publications. The series of four ads shows how the style, comfort and variety of La-Z-Boy upholstered home furnishings fit many family lifestyles. The campaign will run through April 1998 and continues to offer consumers the free La-Z-Boy Home Furnishings Kit and the name of their nearest authorized La-Z-Boy dealer through our 1-800 Make-A-Home toll free number.

    The Contract Furniture Group continues to post solid gains as a result of a very healthy business climate in the office furniture market. The closing of the Grand Rapids, Michigan facilities has been completed and the manufacturing of systems furniture and laminate desks in the Lincolnton, North Carolina facility is well underway.

More Information
----------------
    La-Z-Boy's second quarter 10-Q filing including a full income statement, balance sheet, cash flow statement and additional management discussion is available now at La-Z-Boys worldwide web site (www.lazboy.com). About 24 to 48 hours after this release, the second quarter 10-Q information should be available on the SEC's web site in their EDGAR databases (www.sec.gov). The SEC's site also contains additional La-Z-Boy financial information, including 8-K and other filings, going back about two years.


NYSE & PCX:  LZB                        Contact:  Gene Hardy  (313) 241-4306

11/04/97     La-Z-Boy Incorporated Financial Information Release     1 of 3
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                      SECOND QUARTER ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               Oct. 25,  Oct. 26,  % Over  ----------------
                                 1997      1996    (Under)    1997    1996
                               --------  --------  -------   ------  ------
Sales                          $293,208  $271,554      8%    100.0%  100.0%
Cost of sales                   215,370   197,017      9%     73.5%   72.6%
                               --------  --------  -------   ------  ------
  Gross profit                   77,838    74,537      4%     26.5%   27.4%

S, G & A                         50,400    49,006      3%     17.1%   18.0%
                               --------  --------  -------   ------  ------
  Operating profit               27,438    25,531      7%      9.4%    9.4%

Interest expense                  1,027     1,097     -6%      0.4%    0.4%
Interest income                     512       367     40%      0.2%    0.1%
Other income                        527       521      1%      0.2%    0.2%
                               --------  --------  -------   ------  ------
  Pretax income                  27,450    25,322      8%      9.4%    9.3%

Income taxes                     10,628    10,070      6%     38.7%*  39.8%*
                               --------  --------  -------   ------   -----
  Net income                    $16,822   $15,252     10%      5.7%    5.6%
                               ========  ========  =======   ======   ======


 Average shares                  17,888    18,125     -1%

 Net income per share             $0.94     $0.84     12%

 Dividends per share              $0.21     $0.19     11%


                                       SIX MONTHS ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               Oct. 25,   Oct. 26,  % Over  ----------------
                                 1997       1996    (Under)   1997    1996
                               --------  --------  -------   ------  ------
Sales                          $505,534  $473,781      7%    100.0%  100.0%
Cost of sales                   379,554   351,934      8%     75.1%   74.3%
                               --------  --------  -------   ------  ------
  Gross profit                  125,980   121,847      3%     24.9%   25.7%

S, G & A                         95,757    88,360      8%     18.9%   18.6%
                               --------  --------  -------   ------  ------
  Operating profit               30,223    33,487    -10%      6.0%    7.1%

Interest expense                  2,051     2,204     -7%      0.4%    0.5%
Interest income                     994       830     20%      0.2%    0.2%
Other income                      1,277     1,306     -2%      0.2%    0.3%
                               --------  --------  -------   ------  ------
  Pretax income                  30,443    33,419     -9%      6.0%    7.1%

Income taxes                     11,895    13,569    -12%     39.1%*  40.6%*
                               --------  --------  -------   ------   -----
  Net income                    $18,548   $19,850     -7%      3.7%    4.2%
                               ========  ========  =======   ======   ======


 Average shares                  17,920    18,208     -2%

 Net Income per share             $1.04     $1.09     -5%

 Dividends per share              $0.42     $0.38     11%


* As a percent of pretax income, not sales.

11/04/97     La-Z-Boy Incorporated Financial Information Release     2 of 3
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                  Unaudited           Increase
                              ------------------     (Decrease)     Audited
                              Oct. 25,  Oct. 26,  ---------------  April 26,
                                1997      1996    Dollars  Percent    1997
                              --------  --------  -------  ------- --------
Current assets
  Cash & equivalents           $23,681   $14,956   $8,725      58%  $25,382
  Receivables                  216,989   215,049    1,940       1%  215,032
  Inventories
    Raw materials               40,672    40,042      630       2%   36,959
    Work-in-process             36,652    38,556   (1,904)     -5%   34,854
    Finished goods              33,110    33,406     (296)     -1%   28,177
                               --------  --------  -------  ------- --------
      FIFO inventories         110,434   112,004   (1,570)     -1%   99,990
      Excess of FIFO over LIFO (21,513)  (21,796)     283       1%  (21,219)
                               --------  --------  -------  ------- --------
        Total inventories       88,921    90,208   (1,287)     -1%   78,771

  Deferred income taxes         22,395    20,149    2,246      11%   20,950
  Other current assets             427     7,621   (7,194)    -94%    2,640
                               --------  --------  -------  ------- --------
    Total current assets       352,413   347,983    4,430       1%  342,775

Property, plant & equipment    119,247   115,297    3,950       3%  114,658

Goodwill                        41,755    39,532    2,223       6%   38,702

Other long-term assets          31,169    31,075       94       0%   32,272
                               --------  --------  -------  ------- --------
      Total assets            $544,584  $533,887  $10,697       2% $528,407
                              ========  ========  =======  ======= ========

                                   Unaudited           Increase
                              -----------------      (Decrease)     Audited
                              Oct. 25,  Oct. 26,  ---------------  April 26,
                                1997      1996    Dollars  Percent   1997
                              --------  --------  -------  -------  -------
Current liabilities
  Current portion - l/t debt    $5,118    $4,625     $493     11%   $4,611
  Current portion - captl leases 1,778     2,072     (294)   -14%    2,017
  Accounts payable              37,579    41,706   (4,127)   -10%   28,589
  Payroll/other comp            32,362    32,798     (436)    -1%   37,934
  Estimated income taxes        11,132     9,217    1,915     21%    5,412
  Other current liabilities     23,659    18,973    4,686     25%   19,106
                              --------  --------  -------  ------   ------
    Total current liabilities  111,628   109,391    2,237      2%   97,669

Long-term debt                  52,522    55,071   (2,549)    -5%   52,449

Capital leases                   1,401     3,183   (1,782)   -56%    2,202

Deferred income taxes            5,814     6,663     (849)   -13%    6,329

Other long-term liabilities     10,343    10,502     (159)    -2%   10,420

Commitments & contingencies

Shareholders' equity
  17,828,415 shares, $1.00 par  17,828    18,135     (307)    -2%   17,908
  Capital in excess of par      28,378    27,856      522      2%   27,697
  Retained earnings            317,626   303,693   13,933      5%  314,731
  Currency translation            (956)     (607)    (349)   -57%     (998)
                              --------  --------  -------  ------  -------
    Total shareholders' equity 362,876   349,077   13,799      4%  359,338
                              --------  --------  -------  ------  -------
      Total liabilities and
      shareholders' equity    $544,584  $533,887  $10,697      2% $528,407
                              ========  ========  =======  ====== ========

11/4/97    La-Z-Boy Incorporated Financial Information Release   Page 3 of 3


Overall:
-------
    Refer to today's press release for additional information.

    The quarter ended October 25, 1997 includes three months of income statement information and the balance sheet of Centurion Furniture plc, the recently acquired furniture manufacturer located in England. Annual sales for Centurion for the year ended 3/31/97 were $12 million.


Gross Profit:
------------
    Gross profit margins declined to 26.5% of sales from 27.4% in last year's second quarter on an 8% increase in sales dollars and a 4% increase in sales units. A combination of both selling price increases and favorable merchandising trends was offset by increased production costs. Similar to the first quarter, a major reason for these increased costs was disruptions in the delivery of hardwood and plywood parts. Secondly, additional costs associated with the relocation of contract casegoods operations occurred.

    The hardwood and plywood problems experienced in the first and second quarter are thought to be mostly resolved and are not expected to impact future quarters. Costs relating to the contract casegoods consolidation are expected to continue into the third quarter but with a declining impact.


S,G & A:
-------
    Second quarter S, G & A decreased from 18.0% of sales last year to 17.1% due mainly to decreases in bonus accruals and lower commission rates. Offsetting the decrease, information technologies expenses continue to increase as discussed in the first quarter.

Interest Income:
---------------
    Interest income increased 40% from last year due to an increase in cash balances. The collection rate on receivables was a major contributor to the increase in cash.

Estimated Income Taxes:
----------------------
    Estimated income taxes increased 21% over last year. Lower payments were remitted during the second quarter FY98 compared to FY97 due to first quarter income being significantly lower than prior year. Federal law allows estimated taxes for the first and second quarters to be based on annualized income for the first three months only.


Other Current Assets:
--------------------
    Other current assets have decreased 94% over last year. One major reason for the decrease was the timing of advertising related expenditures being later in FY98 vs FY97. In addition, assets for the company's self-insured healthcare plans have been decreasing over the last year due to many plants switching from traditional insurance plans to HMO's. This trend is not expected to continue.

Other Current Liabilities:
-------------------------
    Other current liabilities increased 25% from last year. The third dividend of the fiscal year was declared in the second quarter to be paid in the third quarter. In the prior year this dividend was not declared until the third quarter. The dividend payment is expected to be approximately $3.7 million.